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VIA EDGAR

June 2, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Post-qualification Amendment No. 7 to Offering Statement on Form 1-A
Filed May 11, 2017
File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated May 31, 2017, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Post-qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A, filed May 11, 2017. Post-qualification Amendment No. 8 to the Company’s Offering Statement (“Post-qualification Amendment No. 8”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type below, and have followed each comment with the Company’s response.

Summary

Publishing Services, page 3

1.	You state that your publishing services include “distribution” and “providing advice and consultation services to developers.” You also state that under “the Phoenix Point License Agreement, Snapshot will collect most or all of the receipts from distributors from the sale of Phoenix Point, net of distributor fees, and then allocate such receipts among itself, Fig and any third-party co-publisher(s).” Revise your disclosure to clarify the role Fig plays in the distribution process.

Response to Comment # 1:

In response to this comment, the Company has revised its disclosure on pages 7, 28, 44, 50 and 54 of Post-qualification Amendment No. 8. Supplementally, the Company advises the Staff that, among smaller and mid-tier video game publishers, the formation of a distribution strategy and the making of commercial arrangements with distributors may involve the participation of the publisher, the developer and any co-publishers, in ways that vary from game to game and from distribution channel to distribution channel. This is because smaller and mid-tier publishers lack the market power of larger publishers, and therefore cannot dictate terms to distributors but must instead make use of all distributor relationships directly or indirectly at their disposal, including the relationships that the developer and any co-publishers may have with specific distributors, in order to help insure the optimal distribution of the game. As a result, the Company anticipates that, in accordance with industry practice among smaller and mid-tier publishers, in the case of a particular game, the party that interacts with a given distributor, be it the Company, the developer or a third-party co-publisher, will be the one that has or can obtain the most advantageous relationship and commercial arrangement with that distributor for that game. Such interaction will typically include receiving sales receipts from the given distributor. Consequently, from game to game and from distribution channel to distribution channel, sales receipts for a Fig-published game may initially be collected by the Company, the developer, any co-publishers, or some combination of these parties, although all such receipts will in all events be subject to sharing pursuant to the terms of the applicable license agreement. Because revenue sharing is calculated net of distribution fees, obtaining the most beneficial terms with each distributor through all means available is in the Company’s, the developer’s and any co-publisher’s best interests. (The Company notes that, when it publishes games from smaller, less established developers, it tends to handle more or all of the collections from distributors on its own, without developer or co-publisher involvement.) Specific risk factors in the preliminary offering circular, at pages 19 and 28, as well as similar disclosure elsewhere in the preliminary offering circular, at page 54, advise potential investors of the collection and audit risks to which the Company and investors are subject in the event the Company does not make collections directly from a distributor.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. June 2, 2017 Page 2 of 2

The Current Game, Developer and Shares

The Developer, page 51

2.	You state that “Fig believes, and Snapshot has reported to Fig that it believes, that the funds from the Fig crowdfunding campaign and internal investment by Snapshot will be sufficient to complete the development of Phoenix Point to a commercially marketable level, consistent with the Phoenix Point License Agreement. Revise to describe the basis for Fig’s belief.

Response to Comment # 2:

In response to this comment, the Company has revised its disclosure on page 51 of Post-qualification Amendment No. 8.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Ryan Delaney, Fig Publishing, Inc.